NEWS RELEASE

ELD No. 07-03

TSX: ELD  AMEX: EGO

February 6, 2007

Efemçukuru Drill Results – Continued Positive Results

VANCOUVER, BC – Paul N. Wright, President & Chief Executive Officer of Eldorado Gold Corporation (‘Eldorado” the “Company” or “we”) is pleased to announce a further update from this season’s drilling at the Efemçukuru Project (“Efemçukuru”) in Western Turkey.  The drilling is part of an ongoing 13,000 meter infill and exploration drill program, now approximately 70 percent complete.

The drilling targeted the Middle Ore Shoot as well as continued work on the South Ore Shoot.  Results from 17 additional drill holes have been received.  These data are shown in Table 1 and illustrated in a Longitudinal Section.  Results are pending from an additional 14 holes.   Calculated intervals generally used a 6 g/t gold cut off with the inclusion of some assays less than 6 g/t if they fell within the vein.

Table 1: EFEMçUKURU DRILL RESULTS

Hole ID	m From	m To	Interval m	Estimated True Width m	Gold Grade g/t
South Ore Shoot
KV - 120	115.00	116.2	1.20	0.95	10.25
	119.70	121.70	2.00	1.59	10.81
	127.35	133.55	6.20	4.93	12.79
KV -122	111.40	112.05	0.65	0.54	8.23
KV - 123	153.65	161.70	8.05	6.50	11.00
KV - 125	98.75	100.40	1.65	1.13	10.96
	124.80	125.60	0.80	0.54	27.50
KV - 128	114.10	131.90	17.8	15.8	10.89
including	114.10	118.50	4.40	3.90	24.14
KV - 131	no significant mineralization
KV - 132	33.50	34.00	0.50	0.44	6.92
KV - 133	50.50	52.00	1.50	1.37	10.69
KV -134	177.35	185.80	8.45	7.18	9.60
including	177.35	183.75	6.40	5.44	11.55
KV - 136	289.40	290.40	1.00	0.69	6.11
KV - 137	25.00	26.00	1.00	0.87	16.92
KV - 138	164.40	165.90	1.50	1.20	14.50
KV - 140	127.90	131.05	3.15	2.50	24.67
Middle Ore Shoot
KV - 139	55.00	68.50	13.50	9.15	10.00
KV - 142	256.70	258.70	2.00	0.73	12.76
KV - 144	no significant mineralization
KV - 145	225.30	227.10	1.80	0.66	11.87

The drilling at the South Ore Shoot continues to confirm thickness and gold grades predicted from neighbouring drill holes.  Our first infill hole into the Middle Ore Shoot, KV-139, confirmed and extended the thick upper portion of this gold-rich zone.  Future holes continue testing depth extents to both ore shoots as well as explore the approximate 150 m wide, largely untested Transition Zone around previously released hole KV-129.

“These results, especially those of our new holes into the Middle Ore Shoot, continue to positively test areas of Inferred resources and in the process, increase the likelihood of successfully upgrading the mineral resources of the Efemçukuru Project,” commented Paul Wright, President & Chief Executive Officer.

Stephen Juras, Ph.D., P.Geo., Manager, Geology is the qualified person for the technical disclosure in this press release.  Samples are prepared at Eldorado’s facility in Turkey and assayed at the ALS facility at Perth, Australia.  Analysis for gold is done on sawn half core samples and reverse circulation cuttings using fire assay (AA finish).  Higher grade samples (≥ 5 g/t) were re-assayed using fire assay with a gravimetric finish.  Standard reference materials, blank and field duplicate samples are inserted prior to shipment from site to monitor the quality control of the assay data.  In addition, about 20% of the samples were re-submitted for duplicate analysis at Assayers Canada laboratory in Vancouver, Canada.

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. We operate the São Bento Mine, Kisladag Mine and Tanjianshan Mine. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario) .  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 23, 2006.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 23, 2006.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

Efemçukuru South and Middle Ore Shoots

Longitudinal Section Looking Westerly

eldoradogold

South Ore Shoot
Transition Zone
Middle Ore Shoot
North Ore Shoot
700 RL
500 RL
400 RL
KV-132
KV-137
KV-133
KV-131
KV-140
KV-120
KV-123
KV-138
KV-134
KV-122
KV-125
KV-136
KV-144
KV-142
KV-145
Untested
Untested
Untested
Legend
New Drill Holes
Reported 2006 Drill Holes
New Drill Holes Results Pending
Pre 2006 Drill Holes
>= 90 g-m
>= 50 g-m
>= 12 g-m
-50 0 50 100 150 (m)